Exhibit 99.1

GFL Announces Relocation of Headquarters to U.S. to Support Enhanced Global Shareholder Ownership

•	The Company will continue to grow its existing Canadian footprint and maintain its Canadian jurisdiction of incorporation and TSX listing

•	The relocation is intended to broaden GFL’s shareholder base via eligibility for inclusion in major U.S. equity indices

•	The relocation will not impact GFL’s eligibility for inclusion in Canadian indices, including the TSX 60

MIAMI BEACH, FL - January 21, 2026- GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL" or the "Company") announced today that it has relocated its executive headquarters from Vaughan, Ontario to Miami Beach, Florida. The Company’s jurisdiction of incorporation will remain Ontario, Canada.

“Consistent with our desire to access a wider global investor base across both passive and active strategies, the relocation of our executive headquarters broadens our eligibility for participation in U.S. equity indices while preserving our eligibility for inclusion in Canadian equity indices. We expect this approach to gaining broader index inclusion will increase GFL’s visibility with investors and ultimately drive a wider shareholder base,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL.

Mr. Dovigi added, “The United States has grown to represent over two thirds of our revenue, more than half of which is generated in the fast-growing Southeastern region. The relocation aligns with our expanding presence in this attractive market and is expected to improve our ability to attract highly skilled talent from the U.S. labor pool. We will continue to maintain our shared services hubs in both Vaughan, Ontario and Raleigh, North Carolina.”

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

Forward Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the Company’s inclusion in U.S. and Canadian equity indices and growing the Company’s shareholder base. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities and the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2024 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com